Exhibit 99.2

LUMENIS LTD.

PROXY FOR THE 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 26, 2007
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby constitutes and appoints Dov Ofer, William Weisel and Ziv Levi and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Lumenis Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on November 16, 2007, at the 2007 Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, 7 Ha’yitzira Street, Yokneam Industrial Park, Yokneam, Israel, on Wednesday, December 26, 2007 at 1:30 p.m. (local time), and at any and all adjournments thereof on the following matters, which are more fully described in the Notice of 2007 Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of 2007 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such each proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or any adjournment thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

LUMENIS LTD.

DECEMBER 26, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

œ Please detach along perforated line and mail in envelope.œ

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, 3 AND 4.. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
					FOR	AGAINST	ABSTAIN

		1.	To re-elect three directors:		☐	☐	☐

			i.	Harel Beit-On	☐	☐	☐

			ii.	Yoav Doppelt	☐	☐	☐

			iii.	Eugene Davis	☐	☐	☐

		2.	To amend Article 76(g) of the Company's articles of association.		☐	☐	☐

		3.	To approve the Lumenis Ltd. 2007 Share Incentive Plan		☐	☐	☐

		4.	To approve the re-appointment of BDO-Ziv Haft, as independent auditors of the Company and to ratify their appointment with respect to the years 2004, 2005 and 2006 and to authorize the board of directors to fix the their remuneration.		☐	☐	☐
To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.